Jeffery K. Malonson  jmalonson@velaw.com

Tel 713.758.3824  Fax 713.615.5627

April 18, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:	Scott Anderegg, Esq.
Peggy Kim, Esq.

Re:	Copano Energy, L.L.C.
Registration Statement on Form S-3
Commission File No. 333-132489

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement and the opinion letter from Vinson & Elkins L.L.P. filed therewith as Exhibit 5.1, we hereby confirm to the Staff that references and limitations to “Delaware Act” in our opinion letter include the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

If you have any questions or comments regarding this letter, please contact me at (713) 758-3708 or Jeffery K. Malonson at (713) 758-3824.

Sincerely,

/s/ David P. Oelman

David P. Oelman

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300, Houston, TX 77002-6760
Tel 713.758.2222 Fax 713.758.2346 www.velaw.com